UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

November  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-30 November 15, 2004

DESCRIPTION:

Queenstake Resources Announces Exploration Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  November 15, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2004-30

November 15, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado – November 15, 2004 – Queenstake Resources Ltd. (TSX:QRL) (“the Company”) announces results recently obtained from its ongoing near-mine exploration program at Jerritt Canyon, Nevada.  Results reported in this News Release are from outside the Measured and Indicated Resource envelope at December 31, 2003 as defined in the Company’s 43-101 Technical Report (filed on February 26, 2004 as amended by Amended Technical Report filed on August 5, 2004).  These intercepts thus represent incremental additions to identified mineralization.  Reported results from the Smith, SSX, Steer and Murray Mines are from drilling near current underground workings and, if they were to prove economic, could be accessed from the existing mines.  Saval mineralization is adjacent to Steer and SSX and could be accessed from one of those mines.

The reported drillholes were drilled between September 18 and October 30, 2004; reported assays were received within the same time period.  A complete set of the data from which the highlighted drill results were selected is available as an “Appendix” on the Company’s website, www.queenstake.com.

Smith Mine

Three underground reverse circulation (RC) holes, totaling 850 feet, were drilled at the Smith Mine.  Intercepts of ten feet or more, averaging greater than 0.250 ounces of gold per ton (opt) are listed below:

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
6790-L8	285°	-10°	250	195	210	15	0.290	Zone 3	U/G – RC*
6790-M9	265°	-20°	300	170	200	30	0.280	Zone 3	U/G – RC
And				235	265	30	0.597	Zone 3	U/G – RC

*Underground, reverse circulation drilling

Mahala

Drilling at the Mahala deposit, being developed from the Smith Mine, has focused on converting resource to reserve as well as further defining known reserves in preparation for mining.  A total of 8,245 feet of core drilling was completed in 14 holes; assays have been received for five of those holes and three drilled earlier in September.  Intercepts of ten feet or more with an average grade greater than 0.250 opt are given below:

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
LX-503	162°	-29°	555	0	10	10	0.491	Zone 4	U/G – Core
LX-508	235°	+22°		585	600	15	0.266	Zone 4	U/G – Core
LX-509	235°	+16°		435	450	15	0.375	Zone 4	U/G – Core
LX-513	225°	+25°	350	275	295	20	0.454	Zone 4	U/G – Core
LX-514	225°	+15°	550	400	425	25	0.319	Zone 4	U/G – Core
LX-529	235°	+17°	600	125	155	30	0.256	Zone 4	U/G – Core

SSX Mine

At the SSX Mine, ninety-two reverse circulation (RC) holes, totaling 12,285 feet and eleven core holes, totaling 7,463 feet  were drilled from underground into Zones 1,2,4, and 5.  Assays have been received for all but nine of these holes and for two drilled earlier in September.  Intercepts of ten feet or more averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SX-889	35°	-8°	350	75	108.5	33.5	0.649	Zone 5	U/G – Core
SX-891	22°	12°	950	210	262	52	0.301	Zone 5	U/G – Core
SX-892	22°	+5°	950	217	240	23	0.260	Zone 5	U/G – Core
And				255	267	12	0.254	Zone 5	U/G – Core
And				283	296.5	13.5	0.420	Zone 5	U/G – Core
SX-893	22°	-1°	625	62.5	80	17.5	0.476	Zone 5	U/G – Core
And				189	204	15	0.265	Zone 5	U/G – Core
SX-897	10°	+0°	650	80	100	20	0.270	Zone 5	U/G – Core
And				225	235	10	0.300	Zone 5	U/G – Core
And				375	402.5	27.5	0.317	Zone 5	U/G – Core
SX-898	10°	-4°	720	75	90	15	0.346	Zone 5	U/G – Core
And				660	675	15	0.330	Zone 5	U/G – Core
SX-906	133°	-37°	600	380	405	25	0.321	Zone 1	U/G – Core
And				515	549	34	0.421	Zone 1	U/G – Core
SX-908	118°	-44°	570	400	440	40	0.309	Zone 1	U/G – Core
SX-899	355°	+15°	720	460	485.5	25.5	0.321	Zone 5	U/G – Core
And				530	544	14	0.355	Zone 5	U/G – Core
And				560	580	20	0.375	Zone 5	U/G – Core
I1	142°	+25°	250	0	10	10	0.428	Zone 2	U/G – RC
G1	142°	+25°	200	15	30	15	0.315	Zone 2	U/G – RC
D5	39°	-60°	60	0	10	10	0.259	Zone 2	U/G – RC
E5	323°	-70°	50	10	25	15	0.271	Zone 2	U/G – RC
A2	100°	+10°	60	0	15	15	0.358	Zone 2	U/G – RC
C4	60°	-25°	80	0	20	20	0.346	Zone 2	U/G – RC
D3	41°	-75°	85	50	65	15	0.271	Zone 2	U/G – RC
C4	344°	-80°	80	65	75	10	0.622	Zone 2	U/G – RC
E2	180°	-65°	280	150	175	25	0.744	Zone 1	U/G – RC

Fourteen RC holes were drilled from the surface into Zones 5 and 6 of SSX for a total of 12,940 feet.  Assays have been received for eleven of these holes and one drilled in July.  In addition, ten holes were drilled into the Saval mineralization between the SSX and Steer mines.  Assays have been received for four of these holes. This area could potentially be mined as an extension of either the SSX or Steer mines.  Intercepts of ten feet or more with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SP-853A	50°	-75°	850	765	790	25	0.164	Zone 5	Surface-RC
With				(765	775)	10	0.215	Zone 5	Surface-RC
SP-854	0°	-90°	840	640	650	10	0.164	Zone 5	Surface-RC
SP-855	0°	-90°	960	725	740	15	0.250	Zone 5	Surface-RC
And				860	875	15	0.235	Zone 5	Surface-RC
SP-856	0°	-90°	900	610	655	45	0.232	Zone 5	Surface-RC
SP-871	0°	-90°	960	845	855	10	0.252	Zone 5	Surface-RC
SP-860	0°	-90°	950	760	770	10	0.160	Zone 6	Surface-RC
And				825	835	10	0.246	Zone 6	Surface-RC

Steer Mine

Two underground drills are operating at the new Steer Mine in a program designed to both further define known resource and to test the adjacent rock.  Eighteen core holes (3,613 feet) and 139 RC holes (40,590) feet were drilled in the reported period.  Assays have been received for all but fifteen of these holes, and also for two holes drilled earlier in September.  Intercepts outside of the existing defined resource covering ten feet or more and averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
7360-I6	350°	45°	85	0	20	20	0.406	Block 1	U/G – RC
7360-H5	350°	10°	275	10	40	30	0.377	Block 1	U/G – RC
7360-G2	350°	-32°	135	80	95	15	0.411	Block 1	U/G – RC
7360-G7	350°	45°	75	5	20	15	0.301	Block 1	U/G – RC
7360-F6	350°	0°	300	130	145	15	0.276	Block 1	U/G – RC
7360-F8	350°	45°	275	20	35	15	0.400	Block 1	U/G – RC
7360-E2	350°	-57°	115	65	80	15	0.257	Block 1	U/G – RC
7360-D2	350°	-57°	115	10	25	15	0.513	Block 1	U/G – RC
7360-D4	350°	-20°	145	110	125	15	0.303	Block 1	U/G – RC
7360-B1	350°	-80°	100	15	40	25	0.351	Block 1	U/G – RC
7360-B2	350°	-55°	115	15	70	55	0.265	Block 1	U/G – RC
7360-B3	350°	-32°	115	90	115	25	0.300	Block 1	U/G – RC
7305-D5	320°	5°	300	165	180	15	1.965	Block 2	U/G – RC
7305-G2	320°	1°	275	165	175	10	0.934	Block 2	U/G – RC
7305-H2	320°	0°	300	170	195	25	0.372	Block 2	U/G – RC
7305-I4	320°	-25°	125	40	55	15	0.322	Block 2	U/G – RC
7305-I6	320°	-1°	330	140	225	85	0.322	Block 2	U/G – RC
7275-N1	333°	-45°	75	20	40	20	0.323	Block 1	U/G – RC
7275-K3	283°	-2°	120	70	115	35	0.296	Block 1	U/G – RC
7275-K2	283°	-7°	110	80	95	15	0.449	Block 1	U/G – RC
7275-K1	283°	-15°	110	50	110	60	0.294	Block 1	U/G – RC

Within the existing defined resource shapes, drilling is indicating higher grade than anticipated.

Murray Mine

At the Murray Mine twenty-five underground RC holes (2,295 feet) were drilled into Zones 3 and 5.  Assays have been received for all of these holes and for 18 core holes drilled in August (Zone 4).  Intercepts of ten feet or more averaging greater than 0.250 opt outside of the existing defined resource are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
NC-64	230°	0°	200	45	55	10	0.492	Zone 4	U/G – Core
NC-63	282°	15°	250	0	35	35	0.324	Zone 4	U/G – Core
NC-66	130°	0°	250	40	60	20	0.645	Zone 4	U/G – Core
NC-68	135°	-5°	220	25	35	10	0.431	Zone 4	U/G – Core
And				50	65	15	0.430	Zone 4	U/G – Core
NC-72	150°	0°	200	20	35	15	0.254	Zone 4	U/G – Core
And				65	85	20	0.346	Zone 4	U/G – Core
And				145	155	10	0.441	Zone 4	U/G – Core
NC-73	150°	10°	200	75	100	25	0.291	Zone 4	U/G – Core
And				70	85	15	0.264	Zone 4	U/G – Core
NC-77	153°	20°	450	20	35	15	0.294	Zone 5	U/G – Core
125-2 #1	240°	0°	110	0	35	35	0.446	Zone 5	U/G – RC
125-2 #2	240°	-12°	120	0	50	50	0.419	Zone 5	U/G – RC
125-2 #3	220°	0°	120	0	90	90	0.335	Zone 5	U/G – RC
125-2 #4	208°	0°	125	35	55	20	0.417	Zone 5	U/G – RC
And	208°	0°	125	100	125	25	0.336	Zone 5	U/G – RC
125-2 #5	208°	-13°	120	20	120	100	0.331	Zone 5	U/G – RC
125-2 #6	203°	-13°	120	55	120	65	0.258	Zone 5	U/G – RC
125-2 #10	40°	0°	40	0	10	10	0.312	Zone 5	U/G – RC
125-2 #12	40°	0°	40	0	20	20	0.434	Zone 5	U/G – RC
LR-1	351°	10°	85	45	60	15	0.439	Zone 3	U/G – RC
LR-8	330°	-20°	110	70	80	10	0.322	Zone 3	U/G – RC
DH-9	0°	-90°	50	5	20	15	0.278	Zone 3	U/G – RC
LR-10				65	95	30	0.514	Zone 3	U/G – RC
RR-13	125°	-65°	50	10	25	15	0.304	Zone 3	U/G – RC

In addition, 12,080 feet were drilled in 14 surface RC holes in Zone 9 west of Murray and an earlier RC hole was extended with 861 feet of core.  Assays have been received for nine of these holes and for six holes drilled earlier in August and September.  Intercepts of ten feet or more with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
MR-095A	185°	-80°	730	555	565	10	0.240	Zone 9	Surface-RC
MR-102	0°	-90°	930	590	600	10	0.332	Zone 9	Surface-RC
And				620	645	25	0.158	Zone 9	Surface-RC

Saval

Eleven RC holes (5,870 feet) were drilled into the Saval mineralization northwest of SSX and northeast of Steer.  Assays have been received for 6 of these holes.

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
USB-51	0°	-90°	1220	685	700	15	0.152	U.Stump	Surface-RC
And				775	790	15	0.167	Saval	Surface-RC
SC-1342A	135°	-46°	380	265	290	25	0.314	Saval	Surface-RC
SC-1345A	185°	-74°	575	325	415	90	0.258	Saval	Surface-RC
SC-1346A	185°	-74°	400	230	275	45	0.419	Saval	Surface-RC

Queenstake’s Director of Exploration, Dorian (Dusty) Nicol said, “We continue to discover high-grade gold mineralization close to current mine workings.  We remain encouraged about Jerritt Canyon’s ability to replace reserves.  As the first year of renewed district-scale exploration at Jerritt Canyon draws to a close, we are pleased by the progress we have made in defining longer-term exploration targets.  Much of our effort this year has been focused on the southern part of the district, including Starvation Canyon where we are trying to complete as much infill drilling as possible on the recognized high-grade zones before the drilling season ends.  We expect to release an update on Starvation Canyon results in the near future.”

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory QA/QC procedures are described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004 as amended by Amended Technical Report filed on August 5, 2004.  This report is available on the company’s website, www.queenstake.com.

2.

Samples from surface drilling are analyzed by ALS Chemex or BSI Inspectorate labs; samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director of the Company.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070   Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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